UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

São Paulo, April 1, 2019.

BANCO SANTANDER BRASIL S.A.

Av. Juscelino Kubitschek, 2235 – 26o andar

São Paulo/SP

CEP: 04543-011

C/o Mr. Angel Santodomingo Marteli – Director of Investor Relations

C/o Mr. Álvaro Antônio Cardoso de Souza – Chairperson of the Board of Directors

Reference: Request for Inclusion of Appointment of Candidates in the Distance Voting Ballot

Dear Sirs,

          LUIZ BARSI FILHO, a Brazilian citizen, married, enrolled with the National Register of Individual Taxpayers (CPF/MF) under No. 006.541.838-72, resident and domiciled at Rua Euclides Pacheco, 1605, Vila Gomes Cardim, city of São Paulo, state of São Paulo, hereinafter individually referred to as “shareholder,” as shareholder of BANCO SANTANDER BRASIL S.A. (“Company”), as proved by the attached documents (doc. 01), hereby requests, through his undersigned attorney, under the attached power-of-attorney (doc. 02), in accordance with CVM (Securities Commission) Instruction No. 481/09, that the following candidates appointed for the Company’s Board of Directors be included in the Distance Voting Ballot of the 2019 Annual Meeting:

            For the Fiscal Committee, under Law No. 6404/76 (“Corporations Law”), Article 161, paragraph 4, letter “a,” where shareholders holding preferred shares use to vote: LOUISE BARSI, a Brazilian citizen, economist, bearer of Identity Card (RG) No. 35.288.007-7, enrolled with the CPF/MF under No. 343.307.008-32, resident and domiciled at Rua Nagib Izar, 248, apto. 261, city of São Paulo, state of São Paulo, to apply for the position of regular member of the Fiscal Committee, and VALMIR PEDRO ROSSI, a Brazilian citizen, married, bank clerk, bearer of Identity Card (RG) No. 55.080.446-8, issued by the Public Security Department of the state of São Paulo (SSP-SP), enrolled with the CPF/MF under No. 276.266.790/91, resident and domiciled at Rua Carlos Steinen, 335, apto. 31, Paraíso, CEP 04.004-012, city of São Paulo, state of São Paulo, to apply for the position of deputy member of the Fiscal Committee.

[Initials]

          The Reference Forms and Résumés are attached to this document (docs. 03 and 04), and the candidates inform that they will sign the Clearance Statement if they are elected, as provided for in the corporate legislation in force.

          The shareholder also requests that this letter be disclosed on the internet through empresas.net system, on the Securities Commission’s website.

          Besides, the representatives of non-resident investors must be informed of such candidacies in English and, finally, such disclosure is to occur strictly as provided for in this letter, with total transparency as to the way and procedures according to which the candidates are applying for the positions and their respective résumés.

          Therefore, the shareholder asks the Company to analyze and express itself regarding the regularity of this letter and demands that the names of the candidates appointed for the Board of Directors be included in the Distance Voting Ballot – BVD, in accordance with ICVM No. 481/09, so the other Company’s shareholders become acquainted with such appointment, without prejudice of the other disclosures requested herein.

          Should the Company judge that the shareholder has failed to comply with the requirements for disclosure of the appointment through the Distance Voting Ballot, the shareholder requests that such appointment be disclosed through Notice to Shareholders, as provided for in Article 6, item II of CVM Instruction 481/09, and as per CVM/SEP Circular Letter No. 03/19, as the Company is responsible for disclosing the information on candidates for the Fiscal Committee proposed by non-controlling shareholders, providing such candidates with the same transparency and disclosure that are currently given to candidates proposed by the Administration or by controlling shareholders by operation of CVM Instruction No. 481/09.

          Thus, the way of disclosure recommended by the said Circular Letter is through the IPE Module of the Empresas.NET system, category “Notice to Shareholders,” type “Other Notices,” and it must be mentioned in the subject that it is an appointment of candidates for member of the Board of Directors/Fiscal Committee submitted by minority shareholders.

          In such case, the shareholder requests the disclosure of this appointment through Notice to Shareholders, disclosing the content of this letter in full, so the other Company’s shareholders become acquainted with such appointment, without prejudice of the other disclosures requested herein.

[Initials]

          On top of that, all notices concerning this document may be submitted in writing and sent by e-mail or correspondence, with proof of delivery, to the following addresses: Avenida Paulista, 1499, Salas 901/902/903, city of São Paulo, state of São Paulo, CEP: 01311-928, care of Dr. Marcelo Gasparino da Silva, e-mail: marcelo@gasparino.adv.br.

Yours sincerely,

[Signed]

LUIZ BARSI FILHO

P.P. MARCELO GASPARINO DA SILVA

Louise Barsi

Brazilian, Single, 24 years old

CPF 343.307.008-32

Rua Nagib Izar, 258, AP 261- Jardim Anália Franco

Cep 03337-070- São Paulo - SP

Phone: (11) 2091-2881 / Cellphone: (11) 94920-4544

Email: louisebarsi07@gmail.com

Academic Formation

Degree: Economics.

College: Universidade Presbiteriana Mackenzie.

Conclusion: Jan/2012- Dec/2015.

Awarded by the CORECON as best student of the Economics course at Presbyterian Mackenzie Institute, class of 2015.

Degree: Accounting.

College: Fundação Escola de Comércio Álvares Penteado (FECAP)

Conclusion: Jan/2016- Dec/2017

Formed between the 5 best students of Foundation in 2017. CRC active.

Postgraduate: Capital Markets

College: Fundação Escola de Comércio Álvares Penteado (FECAP)

Conclusion: Jan/2018- Jul/2019

Academic Masters in Accounting with Financial Expertise

College: Fundação Escola de Comércio Álvares Penteado (FECAP)

Expectation: Jul/2019- Jul/2021

Publications

BARSI, I., BASSO, L.F.C. Sustainability of Social Security: A Case Study of the "Progressive 85/95" Project. Brazil, April 6th, 2016. Available at SSRN: http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2759892

Languages

English

Reading: Advanced

Writing: Intermediate

Conversation: Intermediate

Spanish

Reading: Advanced

Writing: Advanced

Conversation: Advanced

Professional Experience

- Position: Substitute on the Board of Directors-Unipar Carbocloro S.A

Period: April/2018- **Current**

- Position: Substitute in the Supervisory Board – Enel S.A. (Eletropaulo)

Period: April/2018-**Current**

- Position: Board of Directors-Eternit S.A

Period: Dec/2017- **Current**

Assignments: Active Investor, Coordinator of the Financial and Internal Audit Committee and a member of the Ethics Committee.

- Position: Analyst- Elite Investimentos

Period: April/2015- **Current**

Responsibilities: Investment analysis, focusing on the variable income market.
Certifications: PQO and CNPI.

- Position: Supervisory Board -Unipar Carbocloro S.A

Period: Apr/2016 – Oct/2017

- Position: Intern- Research at Elite Investimentos

Period: Feb/2015- Mar/2017

- Position: Intern-Ordem dos Economistas do Brasil (OEB)

Period: Sep/2013- Jan/2015

Other Activities

- Valuation: Valuation, Mergers and Acquisitions (M&A)

Saint Paul Business School

Conclusion: Jul/2017

- IRFS 9- Instrumentos Financeiros (CPC 48)

Fipecafi (USP)

Conclusion: Aug/2018

Résumé – Valmir Pedro Rossi

Personal Details:

Valmir Pedro Rossi, a Brazilian citizen, married, member of the Board of Directors and member of the Fiscal Committee, resident and domiciled at Rua Carlos Steinen, 335, apartamento 31, Bairro Paraíso, CEP 04.004-012, city of São Paulo, state of São Paulo, bearer of Identity Card (RG) No. 55.080.446-8, issued by the Public Security Department of the state of São Paulo (SSP-SP), enrolled with the National Register of Individual Taxpayers (CPF/MF) under No. 276.266.790/91.

Background:

Undergraduate degree in Accounting from Universidade de Passo Fundo, state of Rio Grande do Sul, graduate degree in Finance from Universidade de Caxias do Sul, state of Rio Grande do Sul, and Marketing from Pontifícia Universidade Católica (PUC) Rio de Janeiro, as well as MBAs in Business Administration from Universidade de São Paulo, state of São Paulo, and Business Management from Universidade de Brasília (UNB), Brasília (Federal District).

Certification:

Member of the Board of Directors and member of the Fiscal Committee certified by Instituto Brasileiro de Governança Corporativa (IBGC).

Certification in Spanish (C-2 level) and in English (B-2 level).

Professional Experience:

            Mr. Rossi worked as an accountant for Casfor Ogr. Contábeis e Bertol S.A., as consultant for Sebrae (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas) of the state of Rio Grande do Sul, for thirty years working for Banco do Brasil S.A., assuming several positions, particularly as State Superintendent of the state of Pará, State Superintendent of the state of Rio Grande do Sul, Retail Superintendent of the state of São Paulo, and Corporate and Regional Superintendent for Latin America.

            From February 2018 to November 2015, he took over as chairperson of Banco da Amazônia S.A., a publicly-held bank with principal place of business in the city of Belém, state of Pará.

Experience in Collective Bodies:

            Mr. Rossi worked as a member of the Board of Directors and a member of the Fiscal Committee for the following companies: Metalúrgica Gerdau S.A., Brasilprev S.A., BB Seguridade S.A., Fucapi S.A., Banco da Amazônia S.A., in addition to other entities and associations. He is currently a Regular Member of the Board of Directors of Keper Weber S.A. and a Regular Member of the Fiscal Committee of KaMin Cadam S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 17, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer